February 22, 2017

Mr. Chairman, Mr. CEO and Members of the Board,

After much deep thought, I wish to inform you that I am submitting my resignation from the board, effective immediately.
Having served on the board for over fifteen years and previously on a subsidiary board for more than five years, I believe it is time.
It has been a tremendous pleasure and privilege to have been a part of this institution, which for over 115 years has been so committed to our shareholders, employees, customers and to the communities we serve.
I have thoroughly enjoyed my time on the board and all the interaction with fellow board members, management and associates. I strongly believe the foundation is in place for continued success, and wish all of you the very best.

Sincerely,

/s/ CARL BAKER JR.

Carl Baker Jr.